SO 3/3/03

SECU[...] [...]MMISSION

03001618

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51852 |

RECEIVED FEB 24 2003

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ameri Mutual Funds Distributors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Congress Street Suite 632
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C Butt (617)-757-7214
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown + Brown, LLP
(Name – *if individual, state last, first, middle name*)

90 Canal Street (Address) Boston (City) MA (State) 02114 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Richard C Butt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Americ Mutual Fund Distributors, Inc, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

______________________________
Signature

President
Title

______________________________
Notary Public

Brendan M. Loughman
NOTARY PUBLIC
My commission expires Jan. 17, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# AMERIMUTUAL FUNDS DISTRIBUTOR, INC.

## FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2002

**AMERIMUTUAL FUNDS DISTRIBUTOR, INC.**
**(A Wholly Owned Subsidiary of Global Distribution Strategies, Inc.)**

**Year Ended December 31, 2002**

Table of Contents

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Stockholder
AmeriMutual Funds Distributor, Inc.
Boston, Massachusetts

## INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of AmeriMutual Funds Distributor, Inc. (a wholly owned subsidiary of Global Distribution Strategies, Inc.) as of December 31, 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmeriMutual Funds Distributors, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 8-10 is presented for purposes of complying with the Securities and Exchange Commission's rules, is the responsibility of the Company's management and is not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, fairly state, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
January 22, 2003



90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

**AmeriMutual Funds Distributor, Inc.**
**(A wholly owned subsidiary of Global Distribution Strategies, Inc.)**
**Statement of Financial Condition**
**December 31, 2002**

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 14,320 |
| Fees receivable | | 37,354 |
| Prepaid expenses | | 16,592 |
| Total assets | $ | 68,266 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities | | |
| Accrued expenses | $ | 5,000 |
| Stockholder's equity | | |
| Common stock, par value $.01 per share, 100 shares authorized, 60 shares issued and outstanding | | 1 |
| Additonal paid in capital | | 7,000 |
| Retained earnings | | 56,265 |
| Total stockholder's equity | | 63,266 |
| Total liabilities and stockholder's equity | $ | 68,266 |

See accompanying notes to financial statements.

**AmeriMutual Funds Distributor, Inc.**
**(A wholly owned subsidiary of Global Distribution Strategies, Inc.)**
**Statement of Operations**
**Year ended December 31, 2002**

| | |
|---|---|
| Revenues | |
| Consulting fees | $ 396,342 |
| Distribution fees | 58,836 |
| Total revenues | 455,178 |
| Expenses | |
| Management fees – related party | 371,248 |
| Accounting and auditing | 10,535 |
| Registration fees | 8,746 |
| Bad debt expense | 5,014 |
| Other expenses | 19,564 |
| Total expenses | 415,107 |
| Net income | $ 40,071 |

See accompanying notes to financial statements.

**AmeriMutual Funds Distributor, Inc.**
**(A wholly owned subsidiary of Global Distribution Strategies, Inc.)**
**Statement of Changes in Stockholder's Equity**
**Year ended December 31, 2002**

| | Common Stock | Additional paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance at December 31, 2001 | $ 1 | $ 128,057 | $ 50,579 | $ 178,637 |
| Return of capital | - | (128,057) | (34,385) | (162,442) |
| Capital investments | - | 7,000 | - | 7,000 |
| Net income | - | - | 40,071 | 40,071 |
| Balance at December 31, 2002 | $ 1 | $ 7,000 | $ 56,265 | $ 63,266 |

See accompanying notes to financial statements.

**AmeriMutual Funds Distributor, Inc.**
**(A wholly owned subsidiary of Global Distribution Strategies, Inc.)**
**Statement of Cash Flows**
**Year ended December 31, 2002**

| | |
|---|---|
| Cash flows from operating activities | |
| Net income | $ 40,071 |
| Adjustment to reconcile net income to net cash used in operating activities: | |
| Return of capital | (162,442) |
| Decrease in prepaid expenses | 1,227 |
| Increase in receivables | (19,772) |
| Increase in accrued liabilities | 4,620 |
| Decrease in due from affiliates | 77,872 |
| Net cash used in operating activities | (58,424) |
| Cash flows from financing activities | |
| Proceeds from capital investment | 7,000 |
| Net cash provided by financing activities | 7,000 |
| Net decrease in cash | (51,424) |
| Cash and cash equivalents, beginning of year | 65,744 |
| Cash and cash equivalents, end of year | $ 14,320 |

See accompanying notes to financial statements.

**AmeriMutual Funds Distributor, Inc.**
**(A wholly owned subsidiary of Global Distribution Strategies, Inc.)**
**Notes to Financial Statements**
**December 31, 2002**

## NOTE 1 - ORGANIZATION

*Nature of Business*

AmeriMutual Funds Distributor, Inc. (the Company), a New York corporation, provides distribution of, and marketing consulting for, mutual funds and other financial service products throughout the United States. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company's operations are in Boston, Massachusetts.

The Company's stock was purchased by Global Distribution Strategies, Inc. (the Parent), a Delaware corporation, as of June 1, 2002 from Orbitex Financial Services Group, a New York corporation. Therefore, the results of operations for the period prior to acquisition in 2002 (January 1, through May 31, 2002) have been included in these financial statements. Previous to the acquisition by the Parent, the Company was a wholly-owned subsidiary of Orbitex Financial Services Group.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Cash and Cash Equivalents*

For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity at the date of purchase of 90 days or less to be cash equivalents. At times, such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

*Revenue Recognition*

Consulting revenue and distribution fees on sales and assets are recognized when earned.

*Income Taxes*

Pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, the Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities due to a change in tax rates is recognized in operations in the period that included the enactment date. The Company is included in the consolidated federal and state income tax returns of the Parent, pursuant to a tax sharing agreement. Management believes taxes allocated under the Parent's tax sharing agreements will be immaterial.

## NOTE 3 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1). This Rule requires the maintenance of minimum net capital, as defined, of $5,000, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2002, the Company had net capital, as defined, of $9,320, which exceeded the required net capital by $4,320. At December 31, 2002, the Company had a ratio of aggregate indebtedness to net capital of .54 to 1.

## NOTE 4 – RELATED PARTY TRANSACTIONS

*Management Fee*
The Company is a wholly owned subsidiary of the Parent. The Parent charges the Company a management fee for certain expenses incurred on behalf of the Company. This management fee includes allocations of office rent, personnel costs, general office overhead, and marketing and distribution costs associated with providing services to the Company's clients. The Company transfers money to its Parent throughout the year towards the management fee. At December 31, 2002 there was no fee due to the Parent. Management fees charged by the Parent for the period ending December 31, 2002 amounted to $371,248.

*Return of Capital*
Coincident to the purchase of the Company's stock by its Parent, $162,442 of inter-company balances due from its former parent, Orbitex Financial Services Group, Inc. and its subsidiaries, were recorded as a return of capital. The balances represented advances made by the Company, prior to ownership change, to Orbitex Financial Services Group, Inc. and its subsidiaries.

## NOTE 5 – MAJOR CUSTOMERS

The Company received approximately 91% of its revenue from two customers in the year ended December 31, 2002. At December 31, 2002, 88% of accounts receivable consisted of these two customers.

**AmeriMutual Funds Distributor, Inc.**
**(A wholly owned subsidiary of Global Distribution Strategies, Inc.)**
**Computation of Net Capital Pursuant to SEC Rule 15c3-1**
**December 31, 2002**

| | |
|---|---|
| Common stock | $ 1 |
| Additional paid-in capital | 7,000 |
| Retained earnings | 56,265 |
| Total capital | 63,266 |
| Unallowable assets | |
| Fees Receivable | 37,354 |
| Prepaid expense | 16,592 |
| Security haircuts | - |
| Total unallowable assets | 53,946 |
| Net capital | 9,320 |
| Minimum dollar net capital requirement | 5,000 |
| Excess net capital | $ 4,320 |
| Aggregate indebtedness | $ 5,000 |
| Ratio of aggregate indebtedness to net capital | 0.54 |

**AmeriMutual Funds Distributor, Inc.**
**(A wholly owned subsidiary of Global Distribution Strategies, Inc.)**
**Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3**
**December 31, 2002**

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).

**AmeriMutual Funds Distributor, Inc.**
**(A wholly owned subsidiary of Global Distribution Strategies, Inc.)**
**Reconciliation of Unaudited Computation of Net Capital**
**To Audited Computation of Net Capital**
**December 31, 2002**

This reconciliation is not required pursuant to Rule 17a-5(d) (4) because there were no material differences existed between the audited net capital computation and the computation prepared by AmeriMutual Funds Distributors, Inc. as of December 31, 2002.

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors
AmeriMutual Fund Distributor, Inc.
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

In planning and performing our audit of the financial statements of AmeriMutual Funds Distributor, Inc. (Company) a wholly owned subsidiary of Global Distribution Strategies, Inc., for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; and

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SECs objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2002 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2002.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown & Brown, LLP

Boston, Massachusetts
January 22, 2003